Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-194256 and 333-196437

Free Writing Prospectus dated July 2, 2014

Fantex, Inc.

On June 26, 2014, KBZZ  broadcasted an interview with Cornell “Buck” French, Chief Executive Officer of Fantex, Inc. (referred to in this filing as “we,” “us” or the “Company”), the transcript of which is attached hereto as Annex  A (the “Broadcast”). The Broadcast references the initial public offerings of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”), Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”), Fantex Series Arian Foster Convertible Tracking Stock (“Fantex Series Arian Foster”) and Fantex Series Mohamed Sanu Convertible Tracking Stock (“Fantex Series Mohamed Sanu,” and together with Fantex Series Vernon Davis, Fantex Series EJ Manuel and Fantex Series Arian Foster, the “Tracking Stocks”) of the Company (the “Vernon Davis Offering,” “EJ Manuel Offering,” “Arian Foster Offering” and “Mohamed Sanu Offering,” respectively, and collectively, the “Offerings”). The Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-192476, 333-194256, 333-191772 and 333-196437,  respectively), as amended (the “Vernon Davis Registration Statement,” “EJ Manuel Registration Statement,” “Arian Foster Registration Statement” and “Mohamed Sanu Registration Statement,” respectively, and collectively, the “Registration Statements”), that we have filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Broadcast includes certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company. However, and as described further below under “Corrections and Clarifications,” the Broadcast contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statements.

The Broadcast was not prepared or reviewed by the Company or any other offering participant prior to its publication. The publisher of the Broadcast is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the Broadcast or any other broadcasts by the publisher concerning the Company. With the exception of statements of Mr. French or derived from the Company’s Registration Statements, the Broadcast represented the publisher’s opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Broadcast or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                  During the Broadcast, the KBZZ host asks Mr. French, “If I’m an investor, how do you convince me to buy Vernon Davis. . .  How do you convince me to invest in Vernon Davis today?” The host also states that “to have a piece of Vernon Davis, that just sounds odd,” and asks, “Am I trading Fantex stock or am I trading Vernon Davis stock?” Finally, the host states, “[O]nce again we’re talking with Buck French today from Fantex which is a company in which you can invest in athletes.” The Company notes that holders of shares of the Tracking Stocks will have no direct investment in the associated athlete, brand or brand contract.  An investment in a Tracking Stock will represent an ownership interest in the Company. The Company’s Tracking Stocks are intended to track and reflect the value and performance of an athlete’s brand.  Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract. Holders of shares of the Company’s Fantex Series Vernon Davis will have no direct investment in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and between Vernon Davis, The Duke Marketing LLC and the Company (the “Vernon Davis Brand Contract”).

•                  During the Broadcast, Mr. French states that “[the Company is] now actually selling the shares for EJ Manuel.” The Company clarifies that the Company has filed the EJ Manuel Registration Statement with the SEC, but the EJ Manuel Registration Statement has not yet become effective. Once the EJ Manuel Registration Statement is effective, Fantex Brokerage Services LLC (“FBS”) will send an electronic notice informing potential investors that the EJ Manuel Registration Statement is effective and that FBS may accept reservations in as little as three days. Until such reservations are accepted by FBS, investors will not hold any shares of Fantex Series EJ Manuel and will not be able to trade shares linked to the economic performance and value of the Brand Agreement effective as of February 14, 2014, by and between EJ Manuel, Kire Enterprises LLC and the Company (the “EJ Manuel Brand Contract”), until the consummation of the EJ Manuel Offering.

•                  During the Broadcast, Mr. French states that “if you talk about what makes up any of these securities, . . . it’s ultimately their underlying cash flow that they earn. . . . What we look at from our relationship with [Vernon Davis] is we acquire 10% of his future brand income.” Mr. French later states, “[When investors in Fantex] buy Fantex, Inc. stock, the asset that we’ve taken public is [] a contract with Vernon Davis that gives us a right to 10% of his future brand income as defined in the contract—his NFL playing contract [and] things of that nature. That [brand] contract is what we’re taking [as] the basis of the security, so . . . if someone bought a Vernon Davis or EJ Manuel or a Mohammed Sanu security, [that security is a] Fantex security that’s linked to that [athlete’s brand] contract . . . the value that gets accrued to the security is basically generated by what they make over time.” Mr. French goes on to state that “Vernon owns 90% of his branding income [and]we own 10% [of Vernon Davis’s gross brand income].” The Company clarifies that under the terms of the Vernon Davis Brand Agreement, the Company acquired a 10% interest in the brand income, as defined in the Vernon Davis Brand Contract, of Vernon Davis. The Company further clarifies that brand income generally means gross monies or other consideration (including rights to make investments) that Vernon Davis receives as a result of his skills and brand, including salary and wages from being an athlete in the NFL and related fields (including activities in a non-NFL football league), such as broadcasting and coaching, subject to specified exceptions and net of certain related expenses (such as legal fees, travel expenses and self-employment taxes). A more detailed description of Mr. Davis’s brand income is available in the Registration Statements.

•                  During the Broadcast, Mr. French states that “[the Company has] already declared 70 cent per share dividend on the Vernon Davis stock which is [going to] be paid on August 18th” and that the Company has to be “prepared to pay [a dividend] out on August 18th.” The Company clarifies that it has declared a dividend of $0.70 per share of Fantex Series Vernon Davis payable to holders of record on August 15, 2014 for an aggregate payment of $294,770.

•                  During the Broadcast, Mr. French states that “[t]he [Company’s] upside [with respect to EJ Manuel and Mohamed Sanu] is potentially higher [than that with respect to Vernon Davis and Arian Foster] obviously but there’s more risk in the young unproven player versus someone like Vernon Davis and Arian Foster that not only proven on the field but you could imagine they’re [going to] have a post-career in broadcasting or acting or something of that nature.” The Company notes that investment in our Tracking Stocks is highly speculative and involves a high degree of risk. An investment in our Tracking Stocks should be considered only by persons who can afford the loss of their entire investment. The Company further notes that EJ Manuel’s and Mohamed Sanu’s abilities to generate brand income, including brand income after their respective playing careers, such as through coaching or broadcasting, is unproven. In addition, their failures to attract and maintain key endorsements or generate other brand income during and after their playing careers could have a negative impact on our cash received under their respective brand contracts.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the offering, future brand income under the Company’s brand contracts with Vernon Davis, EJ Manuel, Arian Foster or Mohamed Sanu, the expected lengths of the careers of Vernon Davis, EJ Manuel, Arian Foster and Mohamed Sanu, prospects, plans, market opportunities and the trends that may affect the Company or EJ Manuel. The Company generally identifies forward-looking statements by words such as “expect,” “imagine,” “could,” “hope,” “believes,” “estimates,” “intend,”  “may,” “will,” “would,” “should” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Transcript of the Broadcast with KBZZ

MEDIA:	Radio

STATION:	KBZZ

Date:	June 26, 2014

SUBJECT:	Fantex, Inc.

Radio Host, KBZZ:

You and I have been talking about Fantex last week Vernon Davis that what got us on the radar of it. But before that even Arian Foster and now I learned its EJ Manuel, as well. We were curious, so I called up Fantex last week and talked to a very, very nice young lady Gabby, she called me right back, she said we’d love to do this. Talk to her this week, she said hey, listen Buck French, he’s available on Thursday you ready, I said yes cool. So on that here we go Buck French is on the phone with us right now. How you doing sir?

Buck French, CEO, Fantex:

I’m doing great, how are you guys?

Host:

Do you like soccer?

French:

You know given your ranting just recently I think I’m just going refrain from answering that.

[Laughter]

Host:

You’re off to a good start Buck, you’re off to a good start man. Tell us a little bit, I’m gonna let you kind of set the table rather than tell you what I think I know and be all wrong. Tell me a little bit about Fantex and how people invest in stocks linked to pro athletes brands?

French:

Yeah, so we created security and registered through the SEC its linked to the underlying value or cash flow streams that generated from professional athletes brands and you know that cash flow means that their current and future NFL playing contracts, endorsements, appearance fees and importantly their post career as well should they go into broadcasting or things of that nature and some people literally can go to fantex.com right now and they can  either invest in the secondary market and shares of Fantex Vernon Davis or they can reserve IPO shares or the middle of the road show for the Fantex EJ Manuel offering.

Host:

Ok, I got several questions. First of all, how do you choose your athletes, I mean you got three, is Arian Foster still on the roster?

French:

Yeah. We postponed his, but he’s still working with us.

Host:

Ok and I’m going to come back to Arian Foster in a moment. How do you pick your three people you mention, EJ, Vernon and Arian, as I just said? How do you pick your athletes? Do you go to them? Do they come to you? How do you choose them?

French:

Yeah and our fourth athlete is Mohammed Sanu.

Host:

Oh Sanu, right from the Cincinnati Bengals I’m sorry yes I did know that.

French:

So we actually look for individuals that have multidimensional attributes so it’s not just about them being a great football player an emerging football player that’s obviously a component, an important component of what makes up their brand and ultimately their brand income. But we really look for individuals that have an interesting broader story about them that’s something we believe we can help create an awareness or an audience around that’s sustainable beyond their playing career.

Host:

Ok, let me start with Vernon Davis cause we are the San Francisco 49ers station for here in Reno so we do carry the Niners, so a lot of fans listen into, they care about the 49ers. With Vernon’s holdout, I mean it cost him $200,000. Did that just cost stockholders money? Or does he have to give you money because he’s already costing you someone investing in his brand, he’s costing shareholders money or am I missing something?

French:

That money was voluntary. So he’s not obligated in that regard, he gets to make those decisions and that didn’t cost us.

Host:

What if he holds out?

French:

So if he holds out again he’ll be fined, I’m assuming he would be fined by the team and that’s again out his pocket. He doesn’t, he’s not collecting money during training camp or anything of that nature.

Host:

Ok, but he’s not making.

Radio Host #2, KBZZ Radio:

But what about the checks though.

Host:

Yeah, but with the checks he’s not.

[cross-talk]

If I’m a , Michael, by the way are you recording please. Thank you, cause I know they need a copy of this. If I’m an investor, how do you convince me today to buy Vernon Davis cause I think he might come back, but I know he’s 30 something years old and I don’t know if their gonna give him the kind of money he’s looking for, as a fan as an observer of football. How do you convince me how you got a guy sitting there saying I’m coming right now. How do you convince me to invest in Vernon Davis today?

French:

Well, one we’ve already sold the IPO for Vernon Davis so he’s trading in the secondary market so we’re actually now selling the shares for EJ Manuel, if you talk about what makes up any of these securities, you know it’s ultimately their underlying cash flow that they earn, and if for example, we’ve already declared 70 cent per share dividend on the Vernon Davis stock which is gonna be paid on August 18th so again whether he’s fined or not, that’s different than his brand income. What we look at from our relationship with him is we acquire 10% of his future brand income. Fines he has to deal with on his own, that has nothing to do with us.

Host:

You’re on your own brother. What about Arian? Last year he got injured. Does that hurt his brand is that put it on hold? What does that do when an athlete gets injured like that?

French:

You know obviously we postpone his offering because he was injured and he was gone after back surgery he’s been cleared to play so we’re excited about that and we’re actually talking to him about how we move forward from where were at and at the end of the day, you know, injury is a risk associated with a security. I think that catastrophic injury, you know, career-ending Joe Theisman Lawrence Taylor hit type situation is it absolutely happens and is a risk, but is less than norm I think things like what Arian Foster or any athlete the normal wear and tear of playing in the NFL and injuries are part of that. Ultimately that impacts someone’s career length. Anyone considering any of these securities should look at the data and the analysis we do to drive how long someone’s gonna play and on ultimately how we forecast their revenue potential based on those estimates. If they think it’s reasonable, you know all of these things that we do or acquire using a discount rate to apply and adjust for the risk associated that the athlete doesn’t realize it.

Host:

Now you guys, give and were talking with Buck French from Fantex, if you want to find out about them online, it’s fantex.com. Buck, when you go to an athlete, you give them a bulk sum of cash if memory serves, I don’t know if it’s a private number and you can’t share. I want to say you gave Vernon Davis $4 million. Am I in the neighborhood?

French:

No, that’s correct, that’s not, it’s public..

[cross-talk]

Host:

I don’t know what, I mean for all I know somebody twittered so or tweeted. Anyway, so you gave him $4 million dollars, now how long is he bound to Fantex. How long is that a forever contract is that something you have either one of you has an opt out on? And also you mention current earnings, so he gave, you gave him $4 million against his current earnings. So where would, if I’m an investor. Where does the rise in him, let’s say they don’t give him a new contract so he’s got a couple of years. I’m just waiting on them to maybe to get some endorsements that’s the movement on his contract.

French:

So, obviously realizing the cash flow because of  the rest of his contract  isn’t guaranteed should have an impact on people’s perception on the value of the security hence how it trade. But yes endorsement off-field income whether you think that he continues to play at a high level and so continue to get future contracts all those factor in to how people determine whether there’s value. As I mention, we declared a 70 cent per share dividend on the Vernon Davis security that’s because we signed our contract with Vernon on October 30th, 2013, so we closed his transaction April 28th, but we had accrued value based on the valuation from October 30th of last year so that allowed us to collect the money and actually declare and be prepared to pay it out on August 18th, so that’s kind of how it works is our goal is to acquire these cash flow streams with a return obviously in mind my job is the CEO is create return for our shareholders. This isn’t like a novelty thing I think it’s kind of cool but a fundamental with a security that’s linked to underlying cash flow.

Host:

Now, where if I wanted to be involved with this. If I again I got some money, I go hey you know I like to have a piece of Vernon Davis that just sounds odd. But I wanna get in on this, am I trading Fantex stock or am I trading Vernon Davis stock and is it like I’m  gonna go to the  newspaper and see it listed there with some kind of acronym with three letters.

French:

One, your buying Fantex,Inc. stock the asset they we’ve taken public is we signed a contract with Vernon Davis that gives us a right to 10% of his future brand income as defined in the contract so his NFL playing contract things of that nature. That contract is what we’re taking the basis of the security, so the security that if someone bought a Vernon Davis or EJ Manuel or a Mohammed Sanu security, Fantex security that’s linked to that contract so that, the value that gets accrued to the security is basically generated by what they make over time.

Host:

How much did endorsement because I might know if off the top of my head and again I’m gonna use Vernon Davis cause he’s as close to local as we’re gonna get here. What endorsements does he have now? I can’t place him with one the closest thing I can get is U.S.A. Curling.

Host #2:

Under Armour, maybe?

Host:

Isn’t Under Armour, what does he have now. That he’s got now that’s an endorsement.

French:

He has things like Crave Beef Jerky he did appearance for the local new show during the season last year he has a bunch of small, he doesn’t have Under Armour any longer.

Host #2:

How do you keep up with what he does? Like I mean, we live in an area we get like a lot of celebrity golf tournaments and stuff like that.  How do you know somebody just doesn’t call him up on a Wednesday and go hey you know head up the hill to the casino, you know, shake some hands, kiss some babies, we’ll give you $10,000 cash put you up for the weekend. How do you know deals like that aren’t going down?

French:

We have all it rights [phonetic] up to their tax return.

Host #2:

You think he’s reporting that..

[Laughter]

French:

If someone’s cheating the government, you know the IRS…

Host #2:

At least you’re on the right side there.

Host:

You’re on the right side for that argument no question Buck.

French:

We can’t, you know things like that but the main driver obviously one we do detail background checks and due diligence on their financial situation and we actually report on it and the perspective we have continual, we have a relationship with their financial team.

Host #2:

With his people, okay.

French:

These aren’t like, we’re looking for the good guys who run their operation like a business at the end of the day.

Host #2:

Did you pay the taxes on the $4 million you gave him Buck?

French:

No, he pays.

Host #2:

And you’re probably aren’t cool with him taking out on his future payments back to you, right. He has to eat that on the other end also.

French:

No, so the double taxation is one thing at least the government believes should not happen. When he pays the tax, he obviously should on $4 million that we paid him.

Host:

$2 million he’s gonna give up.

French:

When he pays us his 10% in the future that’s tax deductible.

Host #2:

Okay, so he can deduct out of those future payments what he had to pay upfront on the $4 million.

French:

Exactly.

Host #2:

Now I was gonna say if not that was the worst business decision he could possibly make, wow you’re paying it on the both ends, okay.

French:

That’s why it’s actually from a financial standpoint from an athlete money sooner put to work earning.

Host #2:

Yeah, and I don’t know who he rolls with if he rolls with people that are very business savvy and have good investments. Yeah get that money now and invest it and that $4 million is even more down the line and you pay you off and have money left in your pocket man, yeah.

French:

And those are the guys you know we want the individuals that are looking to the long term horizon that’s part of our due diligence process.

Host #2:

Yeah, and I’m pretty sure knows a few  guys in Silicon Valley to point him in the right direction for investments.

French:

We know a few.

Host:

Well that was article I read last week, is part of his holdout was he was trying to develop his brand as it is connected to Fantex to try and motivate and increase the brand and the brand name.

French:

I’ve read some of those. Vernon owns 90% of his branding income, we own 10% he’s also represented by one of the top football agents. That side of the equation really that’s not our shtick. What he and his agent think to maximize his situation given as a football player those guys make those decisions, we’re not influencing that.

Host:

Is your money pre or post agent in tax. If he’s got a $20 million dollar contract,  are you in for 10% of his twenty or you in 10% his twelve that might  be left.

French:

No, 10% of twenty, it’s all  done at gross.

Host:

Ok, I wanna go back to how you choose athletes and once again we’re talking with Buck French today from Fantex which is a company in which you can invest in athletes. You’ve got, as we mentioned you got Vernon Davis, you got Arian Foster, you’ve EJ Manuel and you’ve got Mohammed Sanu from Cincinnati from the Bengals. Now that’s four players out of hundreds. Have you gone to other players that have said no? Because again the Vernon Davis one makes a lot of sense, big star, big name, big team. Arian Foster makes sense, big star, big name, big team. The other two are a little more is like which one of these things is not like the other. And for me as I view it EJ Manuel and Mohammed Sanu are not like the other. Have you had players turn you down and how is there that difference in players where you’re not just busting on and I’ll use air quotes superstars.

French:

So one we think that people will have a desire to invest in brands at different stages, you know you’ve gotta establish in Vernon Davis, Arian Foster and you have up and comers potential in EJ Manuel, Mohammed Sanu I would liken it to you know investing in GE versus Silicon Valley Tech startup. The upside is potentially higher obviously but there’s more risk in the young unproven player versus someone like Vernon Davis and Arian Foster that not only proven on the field but you could imagine they’re gonna have a post career in broadcasting or acting or something of that nature. Different ends of the spectrum with being no different that when people invest in any security they want to create a portfolio associated with diversification of risk and [unintelligible] only one individual.

French:

Okay now back to the first half of that. Do you  target specific athletes or do you just kind of throw it out there, who’s interested in and you see who responds then you do the like you mentioned the background check and you see if it’s someone you’re interested in or do you target specifically athletes. Did you go for a Tim Tebow? I mean, my goodness walks on water its Tim Tebow, who doesn’t want a piece of Tim Tebow. How does that work for you, Buck?

French:

We absolutely target individuals and we have a committee that reviews the business development  guys who are going out and talking to athletes and agents and all the people. We have guys say no for a host of reasons, we have people in our pipeline and it’s not just football, it’s across the world of sports. At the end of the day we’re looking for first and foremost people of high character individuals that…

Host:

So no Aldon Smith stock?

[Laughing]

French:

Yeah, I think that’s probably one, I wish him the best. He’s not going to see that soon.

Host:

Now you just mentioned sport. Why are very focused and I know you guys are out of the Bay, I don’t know if that has anything to do with it, you’re proximity  to the 49ers or whatever in the Bay Area. Do you have plans or are you thinking on moving outside the box? You know we could get some Kobe stock, we can get some LeBron stock, we can get some Mike Trout stock, we can get some other players in other sports except for soccer stock.

French:

We absolutely are interested in other sports we started in football it’s the number one sport in America so that’s kind of where we started. Our first guy we signed was Arian Foster in Houston, Vernon was the second but the first guy we closed the transaction it was hopefully within the Bay Area but that’s not why we went after him purely because he’s got off field element that makes it interesting.

Host:

I got ya. Well, listen Buck if people want to get involved and find out more about Fantex tell them how they can do that, sir.

French:

Yes, they go to fantex.com f-a-n-t-e-x dot com and all the information if they’re interested that you’ll learn about it right there.

Host:

Well we learned something today and I really appreciate you taking time for us today and continued good luck there’s a chance we reach out to you in the future if we have more questions I hope that’s okay with you.

French:

Hey, anytime appreciate it and despite you guys not liking the format. Go U.S.A.

Host:

No absolutely go U.S.A. oh no, we’re on that train. We’re on that train.

Host #2

I hope they lose their way all the way to the championship game.

Host:

I hope they lose their way to the championship. Okay, we’re not proud, we’re fine with that. Hey listen, Buck French CEO of Fantex thank you so much once again if you want them online their at fantex.com Buck we’ll talk with you very soon I hope and have a great day sir.

French:

Thanks you too.

Host:

Bye-bye.

French:

Take care.

* * * * *